ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND SIX MONTHS ENDED JULY 31, 2011
(Stated in Canadian Dollars)

ITEM 1.1           INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of September 23, 2011 and should be read in conjunction with the condensed interim financial statements and notes for the six months ended July 31, 2011 along with the audited financial statements and notes for the year ended January 31, 2011. The information contained herein was authorized for issue on September 23, 2011 by the directors of the Company.

The condensed interim financial statements behind the figures contained in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and are stated in Canadian dollars.

We (“or the Company”) were incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). In October 2007, we changed our name to “Rouge Resources Ltd.” and consolidated our outstanding share capital on a one new for ten old (1:10) share basis. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

At July 31, 2011, there are 40,565,171 common shares outstanding which have not changed since the January 31, 2011 year end date nor have any more been issued to the date of this report. We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets.

Our head office is located at #203 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2 and our telephone number is (604) 831-2739. Additional information relating to the Company, including its Annual Information Form (Form 20F), is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

ITEM 1.2           DESCRIPTION OF BUSINESS

We are in the business of acquisition, exploration and, if warranted, development of mineral properties and have no current revenues nor have we earned any since inception. We are focused on the exploration of mineral properties, primarily in Canada. The Company’s principal property is the Dotted Lake Property, located in north-central Ontario, in which the Company holds a 100% interest. In addition, the Company entered into an exclusive option agreement in April 2010 to acquire mineral exploration interests on the Lampson Lake Property adjacent to the Dotted Lake Property.

Exploration and evaluation assets

The following table summarizes the amounts expended on our exploration and evaluation assets for the six months ended July 31, 2011 and since inception:

	Canada		Total for	Total for
			six months	year ended
		Lampson	ended	January 31,
	Dotted Lake	Lake	July 31, 2011	2011
Property acquisition costs

Balance, beginning of period	$15,261	$9,033	$24,294	$15,261
Additions	-	12,000	12,000	9,033
Balance, end of period	$15,261	$21,033	$36,294	$24,294

Exploration and evaluation costs

Balance, beginning of period	$176,585	$-	$176,585	$90,530
Costs incurred during period:
Drilling and related costs				57,832
Field and camp costs				213
Geological consulting				16,099
Project administration				6,754
Travel and accommodation				5,157
	-	-	-	86,055
Balance, end of period	$176,585	$-	$176,585	$176,585

Total	$191,846	$21,033	$212,879	$200,879

Dotted Lake Property

The Company’s principal property is the Dotted Lake Property in which it holds a 100% interest. This Property is located in the Thunder Bay Mining District of north-central Ontario, approximately 45 km south of Manitouwadge and 20 km north of Hemlo Gold Mines along the TransCanada Highway with drivable logging roads within 1km of the Dotted Lake Property.

The original claim on the Property was staked during year ended January 31, 2001 and then re-staked in March 2003 after the claim lapsed due to insufficient work credits. Since then, the Company has conducted certain acquisition and exploration activities; completed a 43-101 compliant geological report; and kept its mineral property interests in good standing with the Ontario Ministry of Northern Development and Mines (“MNDMF”) for future exploration. In October 2009, the Issuer expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to 10 claims of 82 units by means of staking at a cost of $11,055. Anomalous zinc and previously undiscovered gold mineralization anomolies were identified on the Dotted Lake Property during our modest soil sampling program in the summer of 2008 and again in the Fall of 2009.

Later in the year ended January 31, 2011, we expended $86,055 on the Dotted Lake Property comprised of: (i) $72,901 for prospecting and trenching as follow-up to the positive gold mineralization results identified from soil earlier sampling; and (ii) $13,154 for an independent technical report from our consulting geologist reviewing all work completed on the property to date along with recommendations for future exploration.

No exploration expenditures were incurred on the Dotted Lake Property during the six months ended July 31, 2011. However, all claims are presently in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until Fall of 2012. In order to maintain the claims in good standing, $400 of work is required per 16 hectare claim unit for a total of $32,800 per year.

Lampson Lake Property

On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors regarding an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these claims by making option payments totaling $60,000 as follows: $7,000 upon signing the agreement (paid on April 20, 2010); $12,000 on April 20, 2011 (paid on schedule); $16,000 on April 20, 2012; and $25,000 on April 20, 2013. The claims are subject to a 2% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property. Upon exercise of this option, our total holdings, including the Dotted Lake Properties, will be 12 claims of 104 mining units covering 1,683 hectares.

The Company’s property interests are held in the name of Mr. Darcy Krell, an officer and director of the Company, as trustee for the Company pursuant to an Amended Trust and Indemnity Agreement dated December 16, 2010.

Pursuant to the recommendations from the Company’s consulting geologist, Fladgate Exploration Consulting, the Company plans to conduct future exploration on its mineral property interests at an estimated cost of $226,000, subject to funds availability. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples.

There is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

ITEM 1.3           SELECTED FINANCIAL INFORMATION

The following table summarizes selected financial information for six months ended July 31, 2011 and 2010 along with comparative figures for year ended January 31 2011:

	July 31,2011	July 31, 2010,	January 31, 2011
FINANCIAL POSITION
Total assets	$ 335,281	$ 453,725	$ 364,036
Total liabilities - all current	$ 282,514	$ 132,946	$ 193,436
Accumulated deficit	$ (3,111,386)	$ (2,843,373)	$(2,993,553)
OPERATIONS
Total revenues	Nil	Nil	Nil
Net and total comprehensive loss	$ (117,833)	$ (105,512)	$ (255,692)
Loss per share	$ (0.00)	$ (0.00)	$ (0.01)

ITEM 1.4           RESULTS OF OPERATIONS FOR SIX MONTHS ENDED JULY 31, 2011

The following table summarizes results of operations for six months ended July 31, 2011 and 2010 with comparative figures for year ended January 31, 2011:

	Six Months	Six Months
	Ended	Ended	Year Ended
	July 31, 2011	July 31, 2010	January 31, 2011

Revenue	Nil	Nil	Nil

Expenses
Amortization and accretion	$433	$15,120	$15,365
Management fees	30,000	30,000	60,000
Office administration and travel	33,634	34,066	69,589
Professional fees	45,099	16,856	65,509
Transfer agent and filing fees	8,667	9,470	45,229
Total expenses, net and total comprehensive loss for the period	$(117,833)	$(105,512)	$(255,692)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Total expenses, net and comprehensive Loss

The Company reported a net loss of $117,833 for six months ended July 31, 2011 compared to a net loss of $105,512 for the same period last year. This $12,321 increase in net and total comprehensive loss resulted from the following net changes:

i)	$14,687 decrease in amortization and accretion due to termination of accretion charges on the equity component of convertible note which was repaid during year ended January 31, 2011;

ii)	$432modest decrease in office administration and travel expenses;

iii)	$28,243 increase in professional fees (legal, audit and accounting) primarily due to increased legal fees in connection with additional regulatory requirements; and

iv)	$803 modest decrease in transfer agent and filing fees.

ITEM 1.5           SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	July 31 11	Apr. 30 11	Jan 31 11	Oct. 31 10	July 31 10	Apr. 30 10	Jan 31 10	Oct. 31 09
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	(47,939)	($69,894)	($108,336)	($41,844)	($46,107)	($59,405)	($53,949)	($36,505)
Loss per share	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)
Operating cash flow	(107,888)	($50,518)	($72,760)	($45,508)	($67,199)	($39,496)	($47,380)	($23,338)

Our net losses are fairly consistent from quarter to quarter comprised substantially of on-going management fees, professional fees, office administration and transfer agent & filing fees. There is one exception to this trend and that is 4th quarter ended January 31, 2011 with a larger loss due to professional fees paid in connection with additional regulatory requirements

Reconciliation of previous Canadian GAAP to IFRS

Information for quarters ended October 31, 2009 and January 31, 2010 above are presented in accordance with Canadian GAAP since it was not required to restate this information for IFRS.

For the other quarters above, IFRS requires the Company to reconcile equity, loss and comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, loss and comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result there were no adjustments to the statements of financial position, loss and comprehensive loss, cash flows and changes in shareholders’ equity.

1.6           LIQUIDITY

1.7           CAPITAL RESOURCES

The following table summarizes the working capital (deficiency) positions as at July 31, 2011 and 2010 with comparative figures for year end January 31, 2011:

Working Capital (Deficiency)	July 31, 2011	January 31, 2011	July 31, 2010
Current assets	$112,341	$153,371	$244,847
Current liabilities	(282,514)	(193,436)	(132,946)
Working capital (deficiency)	$(170,173)	$(40,065)	$111,901

During the six months ended July 31, 2011, the working capital deficiency increased to $170,173 from $40,065 at January 31, 2011 primarily due to funding requirements of on-going operating losses.

The following table summarizes cash flows for six months ended July 31, 2011 and 2010 with comparative figures for year ended January 31, 2011:

	Six Months Ended	Year Ended	Six Months Ended
Cash Flows	July 31, 2011	January 31, 2011	July 31, 2010

Net cash used in operating activities	$(107,888)	$(224,963)	$(106,695)
Net cash used in investing activities	(12,708)	(97,119)	(95,088)
Net cash provided by financing activities	84,359	413,411	385,470
Increase (decrease) in cash during period	$(36,237)	$91,329	$183,687

Cash, beginning of period	144,952	53,623	53,623

Cash, end of period	$108,715	$144,952	$237,310

As at July 31, 2011, the Company’s cash position was $108,715 compared to $144,952 at January 31, 2011. The $36,237 decrease in cash for six months ended July 31, 2011 (“2011 period”) and the $183,687 increase in cash for the six months ended July 31, 2010 (“2010 period”) resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $107,888 in 2011 period and $106,695 in 2010 period was due in both periods to on-going operating losses adjusted for non-cash items and changes in non-cash working capital:

(ii)

Net cash used in investing activities of $12,708 in 2011 period was primarily due to continuation of payments ($12,000) under the exclusive option agreement to purchase the Lampson Lake Property. The $95,088 expended in 2010 period was primarily due to the $7,000 initial option payment on the Lampson Lake Property and $86,055 on the Dotted Lake Property for prospecting, trenching and a consulting geologist report on recommendations for future exploration work

(iii)

The net cash provided by financing activities of $84,359 in 2011 period arose from related party funding of operating expenses. The $385,470 of net funding received in 2010 period arose from $1,400,000 private placement (excluding share subscriptions received in advance and modest legal fees) offset by $1,011,855 of repayments to related parties.

Anticipated Cash Requirements

Over the next 12 months, the Company estimates its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees (legal, audit and accounting)	65,000
General, administration and other expenses	113,000
$238,000
Exploration and evaluation expenditures
Mineral exploration on Dotted Lake property	226,000
Third option payment on Lampson Lake property	16,000
$242,000

Total	$480,000

Pursuant to the recommendations from our consulting geologist, Fladgate Exploration Consulting, we plan to conduct further exploration on our mineral property interests over the next twelve months at an estimated cost of $226,000, subject to funds availability. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples. The third option payment of $16,000 pursuant to the exclusive Lampson Lake property purchase agreement is due on April 20, 2012. In addition, we plan to spend approximately $238,000 for on-going management, professional fees and administration of our corporate affairs, including a continuing increase in legal fees due to additional regulatory requirements, during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as zinc, gold, copper and platinum fall or if results from the intended exploration programs on our mineral property interests are unsuccessful.

Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and outstanding

At July 31, 2011, there were 40,565,171 issued and fully paid common shares outstanding (January 31, 2011 – 40,565,171). No shares were issued during six months ended July 31, 2011.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended July 31, 2011 was based on the loss attributable to common shareholders of $117,833 (July 31, 2010 - $105,512) and the weighted average number of common shares outstanding of 40,565,171 (July 31, 2010 – 40,565,171).

Diluted loss per share does not include the effect of 30,000,000 share purchase warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted a stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

No stock options have been granted and accordingly no stock options are currently outstanding.

Share purchase warrants

The changes in share purchase warrants during the six month period ended July 31, 2011 and the year ended January 31, 2011 are as follows:

	July 31, 2011		January 31, 2011
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
	warrants	price	warrants	price
Warrants outstanding, beginning of period	30,000,000	$0.10	10,000,000	$0.10
Warrants issued	-		30,000,000
Warrants expired	-		(10,000,000)
Warrants outstanding, end of period	30,000,000	$0.10	30,000,000	$0.10

The expiry date for the warrants outstanding is April 30, 2012.

ITEM 1.8 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9 RELATED PARTY PAYABLE AND TRANSACTIONS

The following related party payable is unsecured, non-interest bearing and has no fixed term of repayment.

	July 31,	January 31,
	2011	2011
Director and officer of the Company	$185,272	$100,913

The Company had the following transactions with a director and officer of the Company:

	Six months ended
	July 31,	July 31,
	2011	2010
Management fees	$30,000	$30,000
Office rent	15,000	15,000
	$45,000	$45,000

These transactions are recorded at the exchange amount, which is the consideration agreed with the related parties.

ITEM 1.10           FOURTH QUARTER ENDED JANUARY 31, 2012

Not applicable at this time.

ITEM 1.11           SUBSEQUENT AND PROPOSED EVENTS

None at this time.

ITEM 1.12           CRITICAL ACCOUNTING ESTIMATES

These condensed interim financial statements are presented in Canadian dollars unless otherwise noted; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of furniture and equipment, the recoverability of the carrying value of exploration and evaluation assets, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

ITEM 1.13           CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Transition to IFRS

The condensed interim financial statements behind the figures contained in this report have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. Therefore, these financial statements comply with International Accounting Standard 34, Interim Financial Reporting.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2011. However, this interim financial report, being the second IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 13 to the condensed interim financial statements.

Recent accounting pronouncements
In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is currently evaluating impact of the new standards on its financial statements and whether to early adopt any of the new requirements.

The following is a brief summary of these new standards:

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a Company to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Company.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

In addition, there have been amendments to existing standards, including IAS 27 and IAS 28. IAS 27, Separate Financial Statements, addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. Amended IAS 28 addresses Investments in Associates and Joint Ventures.

On November 12, 2009, IFRS 9, Financial Instruments, was issued to replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 31, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial statements and whether to early adopt this requirement.

The IASB is expected to publish new IFRSs on the following topics during 2012:

  Leases
  Revenue recognition
  Stripping costs

The Company will assess the impact of these new standards on the Company’s operations as they are published.

ITEM 1.14           FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies its financial assets and liabilities in the following categories:

i)	Financial assets at fair value through profit or loss (“FVTPL”) – Cash and credit card security deposit.

ii)	Other financial liabilities – Trade payables and related party payable.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instrument.

Financial assets included in the statement of financial position are as follows:

	July 31,	January 31,
	2011	2011
Financial assets:
Cash	$108,715	$144,952
Harmonized sales tax refundable	3,626	8,419
Credit card security deposit	6,900	6,900
	$119,241	$160,271

Other financial liabilities included in the statement of financial position are as follows:

	July 31,	January 31,
	2011	2011
Other financial liabilities:
Trade payables	$74,317	$56,273
Related party payable	185,272	100,983
	$259,589	$157,186

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

The following is a breakdown of the Company’s financial assets measured at fair value as at July 31, 2011 and January 31, 2011:

	As at July 31, 2011
	Level 1	Level 2	Level 3
Cash	$108,715
Harmonized sales tax refundable	3,626
Credit card security deposit	6,900

	As at January 31, 2011
	Level 1	Level 2	Level 3
Cash	$144,952
Harmonized sales tax refundable	8,419
Credit card security deposit	6,900

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. Our secondary exposure to risk is on our harmonized sales tax refundable. This risk is minimal since it is recoverable from the Canadian Government on its expenses and purchases.

Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We have a planning and budgeting process in place to help determine the funds required to support our normal operating requirements on an ongoing basis. We ensure there are sufficient funds to meet our short-term business requirements, taking into account our anticipated cash flows from operations and our holdings of cash and cash equivalents.

Historically, our source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from directors and officers. Our access to financing is always uncertain and there can be no assurance of continued access to significant equity funding.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. We operate primarily in Canada and therefore are not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to interest rate risk relates to our ability to earn interest income on cash balances at variable rates. The fair value of our cash account is relatively small and unaffected by changes in short term interest rates.

Capital management
Our policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. We manage our capital structure, consisting of cash, related party loans and share capital, and make adjustments depending on funds available for acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on their expertise to sustain future development of the business.

The properties in which we currently have interests are in the exploration stage. As such, we depend on external financing to fund our activities. In order to carry out our planned exploration and pay for ongoing general and administrative expenses, we will use existing working capital and raise additional amounts as needed. We will continue to assess new properties and seek to acquire interest in additional properties if we feel there is sufficient geologic or economic potential and if we have adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the small size of the Company, is reasonable. We are not subject to any externally imposed capital requirements and there have been no changes in our approach to capital management during the six months ended July 31, 2011.

ITEM 1.15           OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of these condensed interim financial statements in accordance with IFRS and Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

No changes to our internal controls over financial reporting have taken place during the six months ended July 31, 2011 that materially affected, or are reasonably likely to affect, our internal controls over financial reporting notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management during the review and approval process.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which we must pay for in order to maintain our listing on the OTC: Bulletin Board.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.